EXHIBIT 99.2

Vicinity Motor Corp. Announces CAD$2 Million Loan

VANCOUVER, BC – April 18, 2024 - Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) (“Vicinity” or the “Company”), a North American supplier of commercial electric vehicles, today announced it has entered into an unsecured loan agreement to borrow an aggregate $2,000,000 from two arms’ length parties.

The Company has entered into a 12 month term loan agreement to borrow $2,000,000. The loan bears simple interest of 12% of which the principal and interest is due 12 months from the advance date of the loan. The Company may prepay the loan at any time without penalty. As further consideration to the lenders for making the loan, the Company has agreed to issue 800,000 bonus warrants exercisable into common shares at a price of $1.15 per common share for 12 months. The bonus warrants and any common shares issued on exercise thereof, will bear a hold period of four months and one day from the date of issuance of the bonus warrants. The issuance of the bonus warrants is subject to the Company’s receipt of TSX Venture Exchange approval.

About Vicinity Motor Corp.

Vicinity Motor Corp. (NASDAQ:VEV)(TSXV:VMC)(FRA:6LGA) is a North American supplier of electric vehicles for both public and commercial enterprise use. The Company leverages a dealer network and close relationships with world-class manufacturing partners to supply its flagship electric, CNG and clean-diesel Vicinity buses, as well as the VMC 1200 electric truck to the transit and industrial markets. For more information, please visit www.vicinitymotorcorp.com.

Company Contact:
John LaGourgue
VP Corporate Development
604-288-8043
IR@vicinitymotor.com

Investor Relations Contact:
Lucas Zimmerman
MZ Group - MZ North America
949-259-4987
VMC@mzgroup.us
www.mzgroup.us

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Vicinity’s expectations include uncertainties relating to the economic conditions in the markets in which Vicinity operates, vehicle sales volume, anticipated future sales growth, the success of Vicinity’s operational strategies, production prospects at Vicinity’s assembly facility in the State of Washington, the success of Vicinity’s strategic partnerships; and other risk and uncertainties disclosed in Vicinity’s reports and documents filed with applicable securities regulatory authorities from time to time. Vicinity’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Vicinity assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.